UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

INVACARE CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	001-15103	95-2680965

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Invacare Way, P.O. Box 4028, Elyria, Ohio	44036

(Address of principal executive offices)	(Zip code)

Anthony C. LaPlaca, Senior Vice President and General Counsel	(440) 329-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this report is being filed, and provide the period to which the information in this for applies:

☒ Rule 13-p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
The Conflict Minerals Report for the year ended December 31, 2013 filed herewith as Exhibit 1.02, is available on our website at www.invacare.com, under the tab About Us / Leading the Way, Responsibly.

Item 1.02    Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits
Item 2.01    Exhibits
Exhibit 1.02        Conflict Minerals Report for the year ended December 31, 2013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INVACARE CORPORATION
(Registrant)

Date: May 30, 2014	By:	/s/ Robert K. Gudbranson
Robert K. Gudbranson
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

1.02	Conflict Minerals Report for the year ended December 31, 2013.